Exhibit 23.7

GARY G. MICHAEL

c/o GRAHAM PACKAGING COMPANY INC.

2401 PLEASANT VALLEY ROAD

YORK, PA 17402

December 11, 2009

David W. Bullock

Graham Packaging Company Inc.

2401 Pleasant Valley Road

York, PA 17402

Dear Mr. Bullock:

As we have discussed, I have agreed to serve as a member of the Board of Directors of Graham Packaging Company Inc., a Delaware corporation (the “Company”). I understand I will be elected as a director of the Company shortly prior to the Company’s initial public offering of its common stock. I consent to being named as a future Board member of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company’s initial public offering.

Very truly yours,

/s/ Gary G. Michael
Gary G. Michael